Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

	2006	2005	2004	2003	2002
	(In thousands, except ratio data)
Income before income taxes	$ 11,023	$ 7,621	$ 7,527	$ 11,160	$ 10,802

Interest on indebtedness	11,994	8,016	7,137	6,813	7,952

Portion of rents representative
of the interest factor	1,249	1,161	1,106	1,046	949

Earnings as adjusted	$ 24,266	$ 16,798	$ 15,770	$ 19,019	$ 19,703

Fixed charges:

Interest on indebtedness	$ 11,994	$ 8,016	$ 7,137	$ 6,813	$ 7,952

Portion of rents representative
of the interest factor	1,249	1,161	1,106	1.046	949

Fixed charges	$13,243	$ 9,177	$ 8,243	$ 7,859	$ 8,901

Ratio of earnings
to fixed charges	1.83	1.83	1.91	2.42	2.01